EXHIBIT 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE announces successful completion of Bell Aliant common share tender offer,

transaction on track to close on or about October 31

MONTRÉAL and HALIFAX, October 3, 2014 – BCE Inc. (TSX, NYSE: BCE) and Bell Aliant Inc. (TSX: BA) today announced the final results of BCE’s offers to purchase all outstanding Bell Aliant publicly held common shares and to exchange all outstanding Bell Aliant preferred shares.

CST Trust Company, the depository for the offers, reported that, as of 5:00 pm Eastern on October 2, 2014, more than 90% of the publicly held Bell Aliant common shares as of the date of the offer had been validly tendered to BCE’s offer and not withdrawn. BCE has taken up and expects to pay for tendered shares not previously acquired on October 7, 2014, at which time pro-ration information related to the cash and share alternatives for the common shares tendered during the extension will be available at BCE.ca/Investors/shareholder-info/bell-aliant-privatization. The common share offer expired at 5:00 pm Eastern on October 2, 2014 and the preferred share offer expired at 5:00 pm Eastern on September 19, 2014.

With over 90% of the outstanding publicly held common shares of Bell Aliant tendered, BCE will proceed to acquire the balance of the common shares not tendered through a compulsory acquisition as described in the offer and circular dated August 14, 2014, copies of which are available at www.sedar.com.

A notice of compulsory acquisition is expected to be mailed in mid-October to holders of common shares who did not tender their shares to the offer. The compulsory acquisition is expected to be completed on or about October 31, 2014.

BCE has entered into an agreement with Bell Aliant Preferred Equity Inc. (TSX: BAF) (Prefco) to effect an amalgamation of Prefco with a newly incorporated, wholly owned subsidiary of BCE. Upon implementation:

•	holders of Prefco preferred shares (other than shareholders who properly exercise their right of dissent in respect of the amalgamation) will receive for their shares the same consideration as was paid by BCE for preferred shares pursuant to the preferred share offer; and

•	Prefco will become a wholly owned subsidiary of BCE.

A special meeting of the Prefco preferred shareholders will be held on October 31, 2014 at 9:30 am Atlantic to consider the amalgamation. BCE intends to vote all of the preferred shares that it owned as of September 30, 2014, the record date for the meeting, in favour of the amalgamation, which will be sufficient to approve the amalgamation and complete the privatization of Prefco.

The notice of meeting, accompanying management information circular and related meeting material, which contain full details of the amalgamation, will be mailed to Prefco preferred shareholders on or about October 7, 2014. The meeting materials will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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Subject to the terms and conditions of the amalgamation agreement, the amalgamation is expected to become effective on or about October 31, 2014. Prefco preferred shareholders will receive the same newly issued BCE preferred shares, with the same financial terms as the existing Prefco preferred shares, that were received by preferred shareholders who tendered to the preferred share offer.

The previously announced special meeting of Bell Aliant Inc. common shareholders scheduled for October 31, 2014 has been cancelled.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the meeting of Prefco shareholders, the timing and completion of the compulsory acquisition and of the amalgamation and the timing of payment for common shares tendered to the common share offer and to be acquired pursuant to the compulsory acquisition. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of October 3, 2014 and, accordingly, are subject to change after such date. Except as may be required by applicable Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise.

For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult BCE’s 2014 second quarter MD&A dated August 6, 2014 and BCE’s news releases dated July 23, 2014 and September 22, 2014 regarding the privatization of Bell Aliant, filed with the Canadian securities regulatory authorities and with the SEC, and which are also available on BCE’s website at BCE.ca.

Notice to U.S. Security Holders

The compulsory acquisition and amalgamation involve the securities of Canadian companies. The compulsory acquisition and amalgamation are subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included or incorporated by reference in the documents filed by BCE with the SEC in connection with the prior offers and to be filed in connection with the amalgamation have been prepared in accordance with IFRS, which differ from U.S. GAAP, and thus may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since BCE is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a Canadian company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that BCE or its affiliates may acquire securities otherwise than pursuant to the compulsory acquisition or the amalgamation, such as in open market or privately negotiated purchases. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities of BCE, and shall not constitute an offer,

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solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. BCE has filed a Registration Statement on Form F-8 with the SEC in respect of its acquisition of common shares of Bell Aliant which will contain the notice of compulsory acquisition. BCE has submitted a Form CB to the SEC in connection with its acquisition of preferred shares of Prefco that will include information relating to the meeting of preferred shareholders of Prefco to approve the amalgamation of Prefco with a wholly owned subsidiary of BCE. This press release is not a substitute for the Registration Statement or the Form CB or any other documents that BCE may file with the SEC or has sent or may send to shareholders in connection with the common share offer, the preferred share offer, the compulsory acquisition or the amalgamation. BEFORE MAKING ANY DECISIONS IN RESPECT OF THE COMPULSORY ACQUISITION OR THE AMALGAMATION, SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT OR FORM CB AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE COMPULSORY ACQUISITION OR THE AMALGAMATION BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH TRANSACTIONS. You will be able to obtain a free copy of the Registration Statement, the Form CB and other filings containing information about BCE, at the SEC’s website site, www.sec.gov.

About Bell Aliant

Bell Aliant is one of North America’s largest regional communications providers and the first company in Canada to cover an entire city with fibre-to-the-home (FTTH) technology with its FibreOP™ services. Through its operating entities, it serves customers in six Canadian provinces with innovative information, communication and technology services, including voice, data, Internet, video and value-added business solutions. Bell Aliant’s employees deliver the highest quality of customer service, choice and convenience. For more information, please visit BellAliant.ca.

About BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell Canada and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

Bell Let’s Talk promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

BCE

Jean Charles Robillard

(514) 870-4739

jean_charles.robillard@bell.ca

Bell Aliant

Jennifer MacIsaac

(902) 225-3704

jennifer.macIsaac@bellaliant.ca

Investor inquiries:

BCE

Investor Relations

Toll-free: (800) 339-6353

investor.relations@bce.ca

Bell Aliant

Zeda Redden

Toll-free: (877) 487-5726

zeda.redden@bellaliant.ca

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